SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 24, 2017

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips convenes the 2017 Annual General Meeting of Shareholders”, dated March 27, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th day of April 2017.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Press Information

March 27, 2017

Philips convenes the 2017 Annual General Meeting of Shareholders

AGM will be held on May 11, 2017

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today convenes the 2017 Annual General Meeting of Shareholders (AGM) and publishes the agenda with explanatory notes. The agenda includes the proposals to re-appoint Jeroen van der Veer and Christine Poon as members of the Supervisory Board. Subject to his re-appointment, Mr. Van der Veer will remain chairman of Philips’ Supervisory Board.

The AGM will be held at the Hilton Amsterdam hotel (Apollolaan 138, Amsterdam) on Thursday May 11, 2017, beginning at 14:00 hours CET.

Click here to view agenda with explanatory notes, the Annual Report 2016 (which was published on February 21, 2017), the binding recommendations and other documents relevant for the AGM.

For further information, please contact:

Ben Zwirs

Philips Group Press Office

Tel: +31 6 1521 3446

Email: ben.zwirs@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel: +31 20 59 77055

Email: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 71,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.